UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2015

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)
Date: March 2, 2015

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

VimpelCom and Wind Telecomunicazioni announce sale of majority stake in Wind tower subsidiary to Abertis Telecom

Amsterdam (March 2, 2015)—VimpelCom Ltd. (“VimpelCom”, “Company” or “Group”) (NASDAQ: VIP) and its fully owned subsidiary WIND Telecomunicazioni S.p.A. (“WIND”) announce that they have concluded a definitive agreement for the sale of 90% of the shares of WIND’s fully owned subsidiary “Galata” to Abertis Telecom Terrestre SAU (“Abertis Telecom”) for a total cash consideration of 693 million euro (“the transaction”). Galata is a tower business consisting of 7,377 towers together with the relevant functions, employees and related contracts.

Upon the transaction closing, which is expected to occur within the first quarter of 2015, Abertis Telecom will own 90% of the share capital of Galata while WIND will retain a 10% stake. At the same time WIND will enter into a Tower Services Agreement for an initial term of 15 years with Galata for the provision of a broad range of services on the contributed sites and sites subsequently built by Galata hosting WIND equipment.

Proceeds from the transaction will be utilized by WIND to repay debt.

Disclaimer

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to, among other things, the expected closing of the transaction and timing thereof. The forward-looking statements in this release are based on the best assessment of management. The actual outcome may differ materially from these statements. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VimpelCom Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2013 and other public filings made by VimpelCom Ltd. with the U.S Securities and Exchange Commission, which risk factors are incorporated herein by reference. The forward-looking statements speak only as of the date hereof, and the Company disclaims any obligation to update them or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

About VimpelCom

VimpelCom, headquartered in Amsterdam, is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Laos, Algeria, Bangladesh, Pakistan and Zimbabwe. VimpelCom’s operations around the globe cover territory with a total population of approximately 739 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “WIND”, “Infostrada” “Mobilink”, “banglalink”, “Telecel”, and “Djezzy” brands. As of December 31, 2014 VimpelCom had 222 million mobile customers on a combined basis. VimpelCom is traded on the NASDAQ Global Stock Market under the symbol (VIP). For more information visit: http://www.vimpelcom.com.

Contact information

Investor Relations	Media and Public Relations

VimpelCom Ltd.	VimpelCom Ltd.
Gerbrand Nijman /Remco Vergeer	Bobby Leach / Artem Minaev
ir@vimpelcom.com	pr@vimpelcom.com
Tel: +31 20 79 77 200 (Amsterdam)	Tel: +31 20 79 77 200 (Amsterdam)

WIND Telecomunicazioni S.p.A.
Stefano Songini
ir@wind.it
Tel: +39 06 83111 (Rome)

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